Exhibit 3

English language translation of the convening notice published in a Dutch national newspaper.

"Shareholders of Affimed N.V. are invited to attend the annual general meeting which will be held on June 9, 2015, 15.00 hours at Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BN Schiphol, The Netherlands. The record date for the meeting is May 12, 2015. The agenda, the annual accounts and the procedure for attending the meeting are available for inspection at the office of the company: In Neuenheimer Feld 582, D-69120 Heidelberg, Germany and at www.affimed.com."